Exhibit (k)(5)

Services Agreement

This Services Agreement (the “Agreement”) is entered into and effective as of June 6, 2019 (the “Effective Date”) by and between:

1.	DST Asset Manager Solutions, Inc., a corporation organized in the Commonwealth of Massachusetts (referred to herein as “DST” or the “Transfer Agent”), and

2.	Clarion Partners Real Estate Income Fund Inc., a corporation incorporated in the state of Maryland (“the Fund”).

The Fund and DST each may be referred to individually as a “Party” or collectively as “Parties.”

1.	Definitions; Interpretation

1.1.	As used in this Agreement, the following terms have the following meanings:

(a)    “1934 Act” mean the Securities Exchange Act of 1934, as amended.

(b)    “Action” means any civil, criminal, regulatory or administrative lawsuit, allegation, demand, claim, counterclaim, action, dispute, sanction, suit, request, inquiry, investigation, arbitration or proceeding, in each case, made, asserted, commenced or threatened by any Person (including any Government Authority).

(c)    “Affiliate” means, with respect to any Person, any other Person that is controlled by, controls, or is under common control with such Person and “control” of a Person means: (i) ownership of, or possession of the right to vote, more than 25% of the outstanding voting equity of that Person or (ii) the right to control the appointment of the board of directors or analogous governing body, management or executive officers of that Person.

(d)    “Business Day” means a day other than a Saturday or Sunday on which the New York Stock Exchange is open for business.

(e)    “Claim” means any Action arising out of the subject matter of, or in any way related to, this Agreement, its formation or the Services.

(f)    “Fund Data” means all information with respect to the Fund’s business, financials, and customers, and Market Data provided by the Fund and all output and derivatives thereof, necessary to enable DST to perform the Services, but excluding DST Property.

(g)    “Confidential Information” means any information about the Fund or DST, including this Agreement; including data related to securities trades and other transaction data, investment returns, issue descriptions and any third party information that either Party is required to keep confidential, under applicable federal and state privacy laws such as Regulation S-P, Regulation S-ID, Gramm-Leach Bliley Act of 1999 (including “nonpublic personal information” under the Gramm-Leach-Bliley Act) and all “personal information” as defined in the Massachusetts Standards for the Protection of Personal Information, except for information that (i) is or becomes part of the public domain without breach of this Agreement by the receiving Party, (ii) was rightfully acquired from a third party, or is developed independently, by the receiving Party, or (iii) is generally known by Persons in the technology, securities, or financial services industries.

(h)     “Data Supplier” means a third party supplier of Market Data.

Transfer Agency Services

(a)     “Governing Documents” means the Articles of Incorporation and bylaws of the Fund, as may be amended from time to time.

(b)    “Government Authority” means any relevant administrative, judicial, executive, legislative or other governmental or intergovernmental entity, department, agency, commission, board, bureau or court, and any other regulatory or self-regulatory organizations, in any country or jurisdiction, including but not limited to the SEC.

(c)    “Law” means statutes, rules, regulations, interpretations and orders of any Government Authority that are applicable to the party upon which compliance with such Law is being required or to its business.

(d)    “Losses” means any and all direct damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

(e)    “Market Data” means any third party market and reference data.

(f)    “Person” means any natural person or corporate or unincorporated entity or organization and that person’s personal representatives, successors and permitted assigns.

(g)    “SEC” means the Securities and Exchange Commission.

(h)    “Services” means the services listed in Schedule A, as may be amended, or under such other service Schedules, which may be added to this Agreement by the Parties from time to time.

(i)    “DST Associates” means DST and each of its Affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns.

(j)    “DST Property” means all hardware, software, source code, data, report designs, spreadsheet formulas, information gathering or reporting techniques, know-how, technology and all other property commonly referred to as intellectual property used by DST in connection with its performance of the Services.

1.2.    Other capitalized terms used in this Agreement but not defined in this Section 1 shall have the meanings ascribed thereto.

1.3.    Section and Schedule headings shall not affect the interpretation of this Agreement. This Agreement includes the schedules and appendices hereto. In the event of a conflict between this Agreement and a schedule or appendix, the former shall control, except to the extent that such schedule or appendix expressly provides otherwise as to the services under such schedule or appendix.

1.4.    Words in the singular include the plural and words in the plural include the singular. The words “including,” “includes,” “included” and “include”, when used, are deemed to be followed by the words “without limitation.” Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “hereof,” “herein” and “hereunder” and words of analogous import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5.    The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Agreement, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party that are not referenced in this Agreement or the applicable Schedule. The Parties have mutually negotiated the terms hereof and there shall be no presumption of law relating to the interpretation of contracts against the drafter.

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2.	Services and Fees

2.1.    Subject to the terms of this Agreement, DST will perform for the Fund the Services set forth in Schedule A and such other service schedules as may be added to this Agreement by the Parties (collectively, the “Service Schedules”). DST shall be under no duty or obligation to perform any service except as specifically listed in the Service Schedules, or take any other action except as specifically listed in a Service Schedules to this Agreement, or this Agreement, and no other duties or obligations, including, valuation related, fiduciary or analogous duties or obligations, shall be implied. Any request by the Fund to change the Services, including a change necessitated by a change to the Governing Documents of the Fund or a change in applicable Law, will only be binding on DST once the change is reflected in an amendment to the Service Schedules.

2.2    In carrying out its duties and obligations pursuant to this Agreement, some or all Services may be delegated by DST to one or more of the Affiliates that are set forth in Schedule D, upon notice to the Fund but shall not require the prior consent of the Fund. The initial list of such Affiliates is set forth on Schedule D to this Agreement, which Schedule may be amended in writing by the Parties from time to time. To the extent that DST wishes to delegate some of the Services to a non-Affiliate, it must obtain the prior written consent of the Fund (which shall not be unreasonably revoked or withheld in respect of any such delegations); provided that such non-Affiliate (a) is selected in good faith and with reasonable care, (b) is duly registered as may be required under all applicable Laws to perform the Services delegated, (c) has the facilities and staff to perform the Services delegated, and (d) is monitored by DST. If DST delegates any Services, (i) such delegation shall not relieve DST of its duties and obligations hereunder, and (ii) if such delegation is to a non-Affiliate, such delegation shall be subject to a written agreement obliging the delegate to comply with the relevant delegated duties and obligations of DST under this Agreement and applicable Law and a copy of such Agreement shall be provided to the Fund.

2.3    The Fund agrees to pay, the fees, charges and expenses set forth in Schedule B, as may be amended by mutual written agreement of the Parties from time to time, within thirty (30) days following the receipt of DST’s monthly invoice, except for any fees or expenses that are subject to good faith dispute. In the event of such a dispute, the Fund may only withhold that portion of the fee or expense subject to the good faith dispute. The Fund shall notify the Transfer Agent in writing within twenty-one (21) calendar days following the receipt of each invoice if the Fund is disputing any amounts in good faith. The Fund shall settle such disputed amounts within five (5) days of the day on which the parties agree on the amount to be paid by payment of the agreed amount. If no agreement is reached, then such disputed amounts shall be settled as may be required by law or legal process. If an invoice, that has been received by the Fund, is not paid within the foregoing thirty (30) day period, the Fund shall pay DST interest on any undisputed amount thereon (from the due date to the date of payment) at a per annum rate equal to one percent (1.0%) plus the Prime Rate (that is, the base rate on corporate loans posted by large domestic banks) published by The Wall Street Journal (or, in the event such rate is not so published, a reasonably equivalent published rate selected by DST) on the first day of publication during the month when such amount was due. The foregoing shall not apply to amounts that are the subject of a good faith dispute by the Fund. Notwithstanding any other provision hereof, such interest rate shall be no greater than permitted under applicable state law. After the first year of the Initial Term, the total fee for all services for each succeeding year shall be subject to an annual cost of living increase on the anniversary of the Agreement in an amount not less than the annual percentage of change in the Consumer Price Index for all Urban Consumers (CPI-U) in the Midwest Statistical Area, All Items, Base 1982-1984=100, as last reported by the U.S. Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such Index is terminated, any successor or substitute index, appropriately adjusted, acceptable to both parties.

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2.4    Charges attendant to the development of reasonable changes to the TA2000 System requested by the Fund (“Client Requested Software”) shall be at DST’s standard rates and fees in effect at the time and shall be documented by the Parties in a written statement of work under this Agreement. DST will provide the Fund with its standard rates and fees for the development of Client Requested Software on at least an annual basis, and will notify the Fund promptly of any changes thereto. If the cost to DST of operating the TA2000 System is increased by the addition of Client Requested Software, DST shall be entitled to increase its fees by an amount to be mutually agreed upon in an amendment to Schedule B or the applicable statement of work. At the request of the Fund, DST shall solicit its other clients to determine whether they are interested in participating in, and sharing the cost of, the development of the Client Requested Software. If additional DST clients agree to participate in the development and funding of such Client Requested Software, the Fund will only be responsible for its pro rata share of the cost of such changes

2.5    The Fund may request a material modification of the Services provided under this Agreement by providing DST with a written request outlining the scope of such requested changes. DST will respond to such notice as promptly as possible, but no more than 30 days after the request is made, by providing the Fund with (a) an estimate of the project cost and timeframe for completion, or (b) a written explanation of why DST cannot implement the requested service change (“Change Notice Response”). In the event the Fund and/or DST believe that a change in law, regulation, rule, industry practice or other requirement necessitates a material system or service modification, the parties will discuss the potential change and DST may communicate with other similarly situated DST clients and/or industry groups to determine a commercially reasonable option for addressing such change. Any change requested or agreed upon by the Parties under this Section shall not be effective, and DST shall not be obligated to implement, until reflected in a written amendment to, or statement of work under, this Agreement mutually agreed upon and executed by both parties.

3.	Fund Responsibilities

3.1.    The management and control of the Fund are vested exclusively in the Fund’s governing body (e.g., the board of directors for a company) and its officers, subject to the terms and provisions of the Fund’s Governing Documents. The Fund’s governing body will make all decisions, perform all management functions relating to the operation of the Fund and the Fund’s governing body or its duly appointed officers shall authorize all Transactions. Without limiting the foregoing, the Fund shall:

(a)    Designate properly qualified individuals to oversee the Services and establish and maintain internal controls, including monitoring the ongoing activities of the Fund.

(b)    Evaluate the accuracy of the Services, review and approve all reports, analyses and records resulting from the Services and inform DST of any errors that it is in a position to identify.

(c)    Provide DST with timely and accurate information reasonably requested by DST in connection with the performance of the Services and its duties and obligations hereunder.

3.2.    The Fund is solely and exclusively responsible for ensuring that it complies with Law and its respective Governing Documents. It is the Fund’s responsibility to provide all final Fund Governing Documents as of the Effective Date. The Fund will notify DST in writing of any changes to the Fund Governing Documents that may materially impact the Services prior to such changes taking effect. DST is not responsible for monitoring compliance by the Fund with (i) Law, or (ii) its respective Governing Documents.

3.3.    In the event that Market Data is supplied to or through DST Associates in connection with the Services, the Market Data is proprietary to Data Suppliers and is provided on a limited internal-use license

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basis. Market Data may: (i) only be used by the Fund in connection with the Services and (ii) not be disseminated by the Fund or used to populate internal systems in lieu of obtaining a data license. Access to and delivery of Market Data is dependent on the Data Suppliers and may be interrupted or discontinued with or without notice. Notwithstanding anything in this Agreement to the contrary, neither DST nor any Data Supplier shall be liable to the Fund or any other Person for any Losses with respect to Market Data, reliance by DST Associates or the Fund on Market Data or the provision of Market Data in connection with this Agreement.

3.4.    The Fund shall deliver, and instruct its agents, counsel, advisors, auditors, and any other Persons to promptly deliver to DST all Fund Data. The Fund shall arrange with each such Person to deliver such information and materials on a timely basis, and DST will not be required to enter any agreements with that Person in order for DST to obtain information reasonably necessary to provide the Services.

3.5.    Notwithstanding anything in this Agreement to the contrary, so long as they act in good faith DST Associates shall be entitled to reasonably rely on the authenticity, completeness and accuracy of any and all information and communications of whatever nature received by DST Associates from the Fund, its employees, Affiliates or agents in connection with the performance of the Services and DST’s duties and obligations hereunder, without further enquiry or liability.

4.	Term

4.1.    The initial term of this Agreement will be from the Effective Date through June 6, 2023 (“Initial Term”). Thereafter, this Agreement will automatically renew for successive terms of 1 year each unless the parties agree in writing upon a longer term, or either DST or the Fund provides the other with a written notice of its intent not to renew this Agreement at least 120 calendar days prior to the commencement of any successive term (such periods, in the aggregate, the “Term”).

5.	Termination

5.1.	DST or the Fund also may, by written notice to the other, terminate this Agreement as follows:

(a)    The Fund may terminate this Agreement for convenience by providing DST at least 120 days prior written notice and paying to DST the early termination fee set forth in Section 5.3.

(b)    The other Party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within 90 calendar days after the non-breaching Party gives the other Party written notice of such breach, or, with respect to DST, there is a Chronic KPI Failure (as defined in Schedule E) that is not cured within the time periods set forth in Schedule E.

(c)    The other Party (i) terminates or suspends its business, (ii) becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or analogous authority, (iii) becomes subject to any bankruptcy, insolvency or analogous proceeding, or (iv) becomes subject to a material Action or an Action that the Party not subject to the Action reasonably determines could cause it reputational harm.

With respect to subsections (b) and (c), if any such event occurs, the termination will become effective immediately or on the date stated in the written notice of termination, which date shall not be greater than 90 calendar days after the event.

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5.2.    Upon receipt of a termination notice from the Fund, subject to the receipt by DST of all then-due fees, charges and expenses, DST shall continue to provide the Services up to the effective date of the termination notice; thereafter, DST shall have no obligation to perform any services of any type unless and to the extent set forth in an amendment to this Agreement executed by both parties. In the event of the termination of this Agreement by either party, DST shall provide reasonable exit assistance to the Fund in converting the Fund’s records from DST’s systems to whatever services or systems are designated by the Fund (the “Deconversion”); provided that all fees, charges and expenses have been paid by the Fund, including any fees required under Section 5.3 for the balance of the unexpired portion of the Term. The Deconversion is subject to the recompense of DST for such assistance at its standard rates and fees in effect at the time and to a reasonable time frame for performance as agreed to by the parties. As used herein “reasonable exit assistance” shall not include requiring DST (i) to assist any new service or system provider to modify, to alter, to enhance, or to improve such provider’s system, or to provide any new functionality to such provider’s system, (ii) to disclose any protected information of DST, including the proprietary information of DST or its affiliates, or (iii) to develop Deconversion software, to modify any of DST’s software, or to otherwise alter the format of the data as maintained on any provider’s systems.

5.3.    If the Fund elects to terminate this Agreement prior to the end of the Initial Term pursuant to Section 5.1(a), the Fund agrees to pay an early termination fee in an amount equal to the average monthly fee paid by the Fund to DST under the Agreement multiplied by the number of months remaining in the Initial Term. The terms of this Agreement, including the Fund’s payment of all applicable fees, charges and expenses, shall continue to apply to all Services performed by DST for the Fund after the notice of termination of this Agreement until all records of the Fund have been transferred to a new transfer agent. In the event that the Fund wishes to retain DST to perform additional transition or related post-termination services, including providing additional data and reports, the Fund and DST shall agree in writing to the additional services and related fees and expenses in an amendment to this Agreement or in a separate agreement. Termination of this Agreement shall not affect: (i) any liabilities or obligations of any Party arising before such termination (including payment of fees and expenses) or (ii) any damages or other remedies to which a Party may be entitled for breach of this Agreement or otherwise. Sections 2.3, 5, 6, 8, 9, 10, 11, 12, and 13 of this Agreement shall survive the termination of this Agreement.

6.	Standard of Care, Limitation of Liability, Indemnification and “As Ofs”

6.1.    DST shall provide the Services in accordance with the terms and conditions set forth in this Agreement, applicable provisions of Section 17A under the 1934 Act, the rules and regulations thereunder applicable to DST’s acting as a transfer agent.

6.2.     Notwithstanding anything in this Agreement to the contrary, DST shall not be liable to the Fund for any action or inaction of any DST Associate except to the extent of direct Losses suffered, incurred or paid by the Fund as a result of a third party Claim, that are determined by a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct or fraud of DST or DST Associates in the performance of DST’s duties or obligations under this Agreement. Solely in the event of such finding, DST will indemnify, defend and hold harmless the Fund from and against such Losses (including legal fees and costs to enforce this provision) subject to the limits set forth in this Section 6.

6.3.    The Fund shall indemnify, defend and hold harmless DST from and against Losses (including legal fees and costs to enforce this provision) that DST and/or DST Associates (A) suffer, incur, or pay as a result of any third party Claim or Claim among the Parties, including but not limited to all actions taken by DST or DST Associates (i) that are reasonably necessary to provide the Services; or (ii) in reasonable reliance upon any instructions, information, or requests, whether oral, written or electronic, received from the Fund or its officers; and (B) have not been determined by a court of competent jurisdiction to have resulted from the gross negligence, willful misconduct or fraud of DST or DST Associates.

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6.4.    Under no circumstances shall either party be liable to the other party for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value.

6.5.    Any expenses (including reasonably documented legal fees and costs) incurred by an indemnified party under this Section in defending or responding to any Claims (or in enforcing this provision) shall be paid by the indemnifying party on a quarterly basis prior to the final disposition of such matter upon receipt by the indemnifying party of an undertaking by the indemnified party to repay such amount if it shall be determined that the indemnified party is not entitled to be indemnified.

6.6.    The maximum aggregate amount of cumulative liability of DST Associates to the Fund for Losses arising out of the subject matter of, or in any way related to, this Agreement during the Term hereof, shall not exceed the fees (but excluding any expenses) paid by the Fund to DST under this Agreement for the most recent 24 months immediately preceding the date of the event giving rise to the Claim. If a shorter period has passed since the Effective Date of this Agreement, an amount equal to that which would be paid during a full 24-month period will be calculated based on the amounts paid during such shorter period.

6.7.    DST and the Fund will discuss liability for an “as of” transaction loss on a case-by-case basis. Subject to the limitation on liability set forth in Section 6.6 above, DST will accept responsibility for a particular situation resulting in an ‘as of’ loss to the Fund where such loss is “material,” as hereinafter defined, and, under the particular facts at issue, DST’s conduct was a breach of the standard of care set forth in 6.2 above and DST’s conduct was the sole cause of the loss. A loss is “material” for purposes of this Section when it results in a pricing error on a particular transaction which equals or exceeds one-half of one full cent ($.005) per share times the number of shares outstanding. If the net effect of the “as of” transactions described herein that are determined to be caused solely by DST is negative and exceeds the above materiality threshold, then DST shall promptly contact the Fund. DST will work with the Fund and the Fund’s accountants to determine what, if any, impact the threshold break has on the Fund’s Net Asset Value and what, if any, further action is required. These further actions may include but are not limited to, the Fund re-pricing the affected day(s), DST re-processing, at its expense, all affected transactions in the Fund that took place during the period, or a payment to the Fund. The Fund agrees to work in good faith with DST and wherever possible, absent a regulatory prohibition or other mutually agreed upon reason, the Fund agrees to re-price the affected day(s) and to allow DST to re-process the affected transactions. When such re-pricing and re-processing is not possible, and when DST must contribute to the settlement of a loss, DST’s responsibility will commence with that portion of the loss over $0.005 per share calculated on the basis of the total value of all Shares of the Fund (i.e., on the basis of the value of the Shares of the Fund, including all classes of the Fund, not just those of the affected class).

7.	Representations and Warranties

7.1.	Each Party represents and warrants to each other Party that:

(a)    It is a legal entity duly created, validly existing and in good standing under the Law of the jurisdiction in which it is created, and is in good standing in each other jurisdiction where the failure to be in good standing would have a material adverse effect on its business or its ability to perform its obligations under this Agreement.

(b)    Subject to Section 3.3 with respect to licenses from a Data Supplier, which may be terminated at any time, it has all necessary legal power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement and will comply in all material respects with all Law to which it may be subject, and to the best of its knowledge and belief, it is not subject to any Action that would prevent it from performing its duties and obligations under this Agreement.

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(c)    It has all necessary legal power and authority to enter into this Agreement, the execution of which has been duly authorized, and will not violate the terms of any other agreement.

(d)    The Person signing on its behalf has the authority to contractually bind it to the terms and conditions in this Agreement and that this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

8.	Fund Data

8.1.    The Fund (i) will provide or ensure that other Persons provide all Fund Data to DST in an electronic format that is reasonably acceptable to DST (or as otherwise agreed in writing) and (ii) confirm that each has the right to so share such Fund Data. As between DST and the Fund, all Fund Data shall remain the property of the Fund. Fund Data shall not be used or disclosed by DST other than in connection with providing the Services and as permitted under Section 11. DST shall be permitted to act upon instructions from an authorized officer of the Fund with respect to the disclosure or disposition of Fund Data, but may refuse to act upon such instructions where it doubts, in good faith, the authenticity or authority of such instructions.

8.2.    DST shall maintain and store material Fund Data used in the official books and records of the Fund for a rolling period of 7 years starting from the Effective Date, or such longer period as required by applicable Law or its internal policies or until such earlier time as it returns such records to the Fund or the Fund’s designee.

9.	Data Protection

9.1.    From time to time and in connection with the Services DST may obtain access to certain personal information from the Fund. Personal information relating to the Fund and its Affiliates, directors, officers, employees, agents, current and prospective Fund shareholders, plan sponsors and plan participants may be processed by DST and its Affiliates. The Fund consents to the transmission and processing of such information within and outside the United States in accordance with applicable Law.

9.2.    DST will notify the Fund without undue delay, and in no event more than 1 business day, after becoming aware of a confirmed breach of Personal Information and DST will provide reasonable assistance to the Fund in its notification of that breach to the relevant supervisory authority and those individuals impacted, as required by applicable Law. In the event that such confirmed breach is the direct result of DST’s gross negligence or willful misconduct in performing the Services hereunder, DST will offer credit monitoring for a one-year period to the impacted Fund shareholders. DST will not disclose or use Personal Information obtained from or on behalf of the Fund except in accordance with the lawful instructions of the Fund to carry out DST’s obligations under, or as otherwise permitted pursuant to the terms of, its agreements with the Fund and to comply with applicable Law.

9.3.    The Fund acknowledges that DST intends to develop and offer analytics-based products and services for its customers. In providing such products and services, DST will be using consolidated data across all clients, including data of the Fund, and make such consolidated data available to clients of the analytics products and services. The Fund hereby consents to the use by DST of Fund Confidential Information (including shareholder information) in the offering of such products and services, and to disclose the results of such analytics services to its customers and other third parties, provided the Fund information will be aggregated, anonymized and sometimes enriched with external data sources. The Fund reserves the right to revoke its consent at any time during the Term. DST will not disclose client investor names or other personal identifying information, or information specific to or identifying the Fund or any information in a form or manner which could reasonably be utilized to readily determine the identity of the Fund or its investors.

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10.	DST Property

10.1    DST Property is and shall remain the property of DST or, when applicable, its Affiliates or suppliers. Neither the Fund nor any other Person shall acquire any license or right to use, sell, disclose, or otherwise exploit or benefit in any manner from, any DST Property, except as specifically set forth herein. The Fund shall not (unless required by Law) either before or after the termination of this Agreement, disclose to any Person not authorized by DST to receive the same, any information concerning the DST Property and shall use reasonable efforts to prevent any such disclosure.

11.	Confidentiality

11.1    Each Party shall not at any time disclose to any Person any Confidential Information concerning the business, affairs, customers, clients or suppliers of the other Party or its Affiliates, except as permitted by this Section 11.

11.2    Each Party may disclose the other Party’s Confidential Information:

(a)    In the case of the Fund, to each of its Affiliates, directors, officers, employees and agents (“Fund Representative”) who need to know such information for the purpose of carrying out its duties under, or receiving the benefits of or enforcing, this Agreement. The Fund shall ensure compliance by Fund Representatives with Section 11.1.

(b)    In the case of DST, to each DST Associate who needs to know such information for the purpose of carrying out DST’s duties under or enforcing this Agreement. DST shall ensure compliance by DST Associates, and any Affiliate or Person to whom DST has delegated its responsibilities pursuant to Section 2.2 of the Agreement, with this Section 11.1.

(c)    As may be required by Law or pursuant to legal process; provided that the disclosing Party (i) where reasonably practicable and to the extent legally permissible, provides the other Party with prompt written notice of the required disclosure so that the other Party may seek a protective order or take other analogous action, (ii) discloses no more of the other Party’s Confidential Information than reasonably necessary and (iii) reasonably cooperates with actions of the other Party in seeking to protect its Confidential Information at that other Party’s expense.

11.3    Other than pursuant to Section 9.3, neither Party shall use the other Party’s Confidential Information for any purpose other than to perform its obligations under this Agreement. Each Party may retain a record of the other Party’s Confidential Information for the longer of (i) 7 years or (ii) as required by Law or its internal policies.

11.4    DST’s ultimate parent company is subject to U.S. federal and state securities Law and may make disclosures as it deems necessary to comply with such Law. The Fund and its investment adviser are subject to U.S. federal and state securities Law and may make disclosures as either deems necessary to comply with such Law. Notwithstanding the foregoing, the Fund and the investment adviser may not include in its disclosures DST’s proprietary fees or fee schedule, without DST’s express written consent. DST shall have no obligation to use Confidential Information of, or data obtained with respect to, any other client of DST in connection with the Services.

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11.5    Upon the prior written consent of an authorized officer of the Fund, DST shall have the right to identify the Fund in connection with its marketing-related activities and in its marketing materials as a client of DST. The Fund shall have the right to identify DST and to describe the Services and the material terms of this Agreement in the offering documents and regulatory filings of the Fund and may file a copy of this Agreement with the SEC to the extent required by applicable Law. Notwithstanding the foregoing, the Fund shall not disclose in any offering documents or regulatory filings nor file with the SEC, DST’s proprietary fee schedule that is attached to this Agreement. This Agreement shall not prohibit DST from using any Fund Data in tracking and reporting on DST’s clients generally or making public statements about such subjects as its business or industry; provided that the Fund is not named in such public statements without its prior written consent. The Fund shall not, in any communications with any Person, whether oral or written, make any representations stating or implying that DST is acting as a fiduciary, investment advisor, tax preparer or advisor, or custodian with respect to the Fund or any of its respective assets, investors or customers.

11.6    In the event the Fund obtains information from DST or the TA2000 System which is not intended for the Fund, the Fund agrees to (i) immediately, and in no case more than twenty-four (24) hours after discovery thereof, notify DST that unauthorized information has been made available to the Fund; (ii) not knowingly review, disclose, release, or in any way, use such unauthorized information; (iii) provide DST reasonable assistance in retrieving such unauthorized information and/or destroy such unauthorized information; and (iv) deliver to DST a certificate executed by an authorized officer of the Fund certifying that all such unauthorized information in the Fund’s possession or control has been delivered to DST or destroyed as required by this provision.

11.7    DST will notify the Fund without undue delay after becoming aware of a confirmed breach of Confidential Information and provide reasonable assistance to the Fund in its notification of that breach to the relevant supervisory authority, and those individual impacted, in each case to the extent required by applicable Law. In the event of a breach of Confidential Information arising out of DST’s gross negligence or willful misconduct, DST will provide mutually agreed upon notices to affected Fund shareholders, and offer credit monitoring or other similar services for a one-year period to such Fund shareholders, subject to the limitations of liability under Section 6 of this Agreement.

12.	Notices

12.1    Except as otherwise provided herein, all notices required or permitted under this Agreement or required by Law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier, (iv) by any confirmed facsimile or (v) by any electronic mail, to the relevant address or number listed below (or to such other address or number as a Party shall hereafter provide by notice to the other Parties). Notices shall be deemed effective when received by the Party to whom notice is required to be given.

If to DST:

DST Asset Manager Solutions, Inc.

2000 Crown Colony Drive

Quincy, MA 02169

Attention: Legal Department

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If to the Fund:

Clarion Partners Real Estate Income Fund Inc.

620 Eight Avenue

New York, NY 10018

Attention: Legal Department

13.	Miscellaneous

13.1    Amendment; Modification. This Agreement may not be amended or modified except in writing signed by an authorized representative of each Party. No DST Associate has authority to bind DST in any way to any oral covenant, promise, representation or warranty concerning this Agreement, the Services or otherwise.

13.2    Assignment. Neither this Agreement nor any rights under this Agreement may be assigned or otherwise transferred by a Party in whole or in part, whether directly or by operation of Law, without the prior written consent of the other Party. Notwithstanding the foregoing, DST may assign or otherwise transfer this Agreement to an Affiliate of DST in connection with an internal reorganization upon prior notice to the Fund. Any attempted delegation, transfer or assignment prohibited by this Agreement shall be null and void.

13.3    Choice of Law; Choice of Forum. This Agreement shall be interpreted in accordance with, and governed by, the Law of the state of New York. The courts of the state of New York and the United States District Court for the state of New York shall have exclusive jurisdiction to settle any Claim. Each Party submits to the exclusive jurisdiction of such courts and waives to the fullest extent permitted by Law all rights to a trial by jury.

13.4    Counterparts; Signatures. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via DocuSign, facsimile or electronic mail and shall be binding to the same extent as if original signatures were exchanged.

13.5    Entire Agreement. This Agreement (including any schedules, attachments, amendments and addenda hereto) contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

13.6    Force Majeure. DST will not be responsible for any Losses of property in DST Associates’ possession or for any failure to fulfill its duties or obligations hereunder if such Loss or failure is caused, directly or indirectly, by war, terrorist or analogous action, the act of any Government Authority or other authority, riot, civil commotion, rebellion, storm, accident, fire, lockout, strike, power failure, computer error or failure, delay or breakdown in communications or electronic transmission systems, or other analogous events. DST shall use commercially reasonable efforts to minimize the effects on the Services of any such event.

DST shall maintain a comprehensive business recovery plan that: (i) is not less protective than the executive summary of the plan provided to the Fund by DST in connection with the inception of the Services; and (ii) provides for sufficient recovery of its back office and administrative operations to enable DST, within the time period set forth in the plan, after any event necessitating the use of such plan to fulfill its obligations under this Agreement. DST shall test such business recovery plan no less frequently than annually and upon request, the Fund may participate in such test. Upon request, DST shall provide the Fund with a letter confirming the completion of the most recent business continuity test.

13.7    Reports. DST will furnish to the Fund, (i) publically available, annual financial reports of DST’s parent company, SS&C Technologies, Inc., and (ii) on a semi-annual basis, a SOC 1, Type 2 Audit issued to DST in accordance with Statement on Standards for Attestation Engagements (SSAE) SSAE 18, AT-C section 320, as well as such other reports and information relating to DST’s policies and procedures, as the parties may mutually agree upon.

13.8    Non-Exclusivity. The duties and obligations of DST hereunder shall not preclude DST from providing services of a comparable or different nature to any other Person and to receive economic or other benefits in connection therewith. The Fund understands that DST may have commercial relationships with Data Suppliers and other providers of technology, data or other services that are used by the Fund.

13.9    No Partnership. Nothing in this Agreement is intended to, or shall be deemed to, constitute a partnership or joint venture of any kind between or among any of the Parties.

13.10    No Solicitation. During the term of this Agreement and for a period of 12 months thereafter, the Fund will not directly or indirectly solicit the services of, or otherwise attempt to employ or engage any employee of DST or its Affiliates without the consent of DST; provided, however, that the foregoing shall not prevent the Fund from soliciting employees through general advertising not targeted specifically at any or all DST Associates.

13.11    No Warranties. Except as expressly listed herein, DST makes no warranties, whether express, implied, contractual or statutory with respect to the Services. DST disclaims all implied warranties of merchantability and fitness for a particular purpose with respect to the Services. All warranties, conditions and other terms implied by Law are, to the fullest extent permitted by Law, excluded from this Agreement.

13.12    Severance. If any provision (or part thereof) of this Agreement is or becomes invalid, illegal or unenforceable, the provision shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not practical, the relevant provision shall be deemed deleted. Any such modification or deletion of a provision shall not affect the validity, legality and enforceability of the rest of this Agreement. If a Party gives notice to another Party of the possibility that any provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate to amend such provision so that, as amended, it is valid, legal and enforceable and achieves the intended commercial result of the original provision.

13.13    Testimony. If DST is required by a third party subpoena or otherwise, to produce documents that are kept in the ordinary course of DST’s provision of the Services for the Fund, testify or provide other evidence regarding the Services provided to the Fund, this Agreement or the operations of the Fund in any Action to which the Fund is a party or that is otherwise related to the Fund, the Fund shall reimburse DST for all costs and expenses directly related to the Fund , including the time of its professional staff at DST’s standard rates and the cost of legal representation, that DST reasonably incurs in connection therewith.

13.14    Third Party Beneficiaries. This Agreement is entered into for the sole and exclusive benefit of the Parties and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any other Person except as set forth with respect to DST Associates.

13.15    Waiver. No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by Law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No exercise (or partial exercise) of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

13.16    Insurance. DST shall maintain insurance coverage including, without limitation, errors and omissions, fidelity bond or equivalent crime insurance coverage at levels that are determined by its Board of Directors to be appropriate for its business. DST shall notify the Funds in the event that such coverage is materially reduced or cancelled. Upon request of the Fund, DST shall provide evidence that such coverage is in place. To the extent that DST’s policies of insurance may provide for coverage of claims for liability or indemnity by DST, no provision of this Agreement shall be construed to relieve an insurer of any obligation to pay claims to DST, which would otherwise be a covered claim in the absence of any provision of this Agreement.

14.    Key Performance Indicators. DST maintains a control process designed to provide a consistent level of quality and timeliness for its services. The parties have developed mutually agreed upon Key Performance Indicators (“KPIs”) with respect to the performance of the Services. The KPIs are set forth on Schedule E to this Agreement. In the event DST fails to meet the applicable KPI for a particular service, DST will (i) promptly investigate, perform a root cause analysis on a failure, identify the problem causing the failure and report the Fund; (ii) correct the failure as soon as practicable; and (iii) communicate to the Fund the status of the correction. The parties agree to work together to resolve any performance issues with respect to the KPIs. The parties shall review and discuss the KPIs annually and shall make such changes therein as to which they mutually agree. DST will provide periodic reports to the Fund with respect to DST’s performance of the services against the applicable KPIs.

[Signatures appear on next page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

DST ASSET MANAGER SOLUTIONS, INC.	CLARION PARTNERS REAL ESTATE INCOME FUND INC.

By:	By:
Name:	Name:
Title:	Title: